FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

July 7, 2009

Item 3.	News Release:

A news release announcing the material change was issued on July 14, 2009 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the appointment of a new director, Nasdaq compliance and a Nasdaq extension.

Item 5.	Full Description of Material Change:

The Company announced the appointment of Mr. Darryl Eddy to its Board of Directors and Audit Committee. This brings the Company into compliance with Nasdaq’s Audit Committee rules. The Company also announced that is has received notification from Nasdaq of an extension to the minimum bid price requirements until September 28, 2009.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

July 14, 2009